Exhibit 99.1

HELEN OF TROY LIMITED ANNOUNCES PLAN TO REPURCHASE

$550 MILLION OF SHARES

Will Immediately Commence Tender Offer For Up To $300 Million; Will Repurchase Additional

$250 Million Over Next Three Years

EL PASO, Texas, February 10, 2014 — Helen of Troy Limited (NASDAQ, NM: HELE), designer, developer and worldwide marketer of brand-name houseware, healthcare/home environment and personal care consumer products, today announced that its Board of Directors has authorized the repurchase of $550 million of its outstanding common shares (“common stock” or “shares”) in keeping with its stated intention, first noted in April 2013, to return to shareholders capital not otherwise deployed for strategic acquisitions.  The Company will today commence a modified “Dutch Auction” tender offer to purchase up to $300 million of its common stock, subject to certain terms and conditions, and plans to initiate a subsequent repurchase of an additional $250 million of its common stock over the next three years, at times and prices to be determined.

In total, the $550 million share repurchase plan represents approximately 28.88% of the Company’s outstanding common stock, based upon the Company’s closing price on February 7, 2014.  As of February 5, 2014, Helen of Troy had approximately 32.091 million shares outstanding.

“The Helen of Troy Board has been engaged in a thorough and ongoing evaluation of opportunities to enhance long-term value for shareholders,” said Timothy F. Meeker, Chairman of the Board.  “Utilizing our strong balance sheet to fund a significant share repurchase provides immediate and continuing benefits to shareholders and underscores our confidence in the Company’s current strategy and future growth potential.  It builds upon a series of actions the Board has taken to strengthen our corporate governance and position Helen of Troy for greater growth and profitability.  These actions have included the implementation of our CEO succession plan, the separation of the Chairman and CEO roles, and a significant reduction in executive compensation. We view Helen of Troy as being uniquely positioned to deliver significant value to its shareholders through the execution of its strategy for long-term growth.”

Thomas J. Benson, Interim Chief Executive Officer, said, “We have been clear over the past several quarters that we would return directly to shareholders excess capital not otherwise deployed for strategic acquisitions.  Our strong balance sheet affords us the opportunity to repurchase a substantial percentage of our outstanding shares while continuing to invest in future organic growth and opportunistic acquisitions as we have done in the past.  At the same time, we are continuing to effectively reduce costs, including realizing substantial savings in CEO compensation of approximately $30 million, or $0.92 per share, in fiscal 2015.  We have a clear strategy in place and are confident in our ability to capitalize on the opportunities ahead to drive sustainable long-term growth and deliver significant value to shareholders.”

Tender Offer

The Company will today commence a modified “Dutch Auction” tender offer to repurchase up to $300 million of its shares of common stock at a price not greater than $66.50 per share nor less than $57.75 per share (the “Offer”).  Helen of Troy intends to use a combination of cash on hand and borrowings under its existing revolving credit facility to pay for all shares that are purchased in the Offer and all fees and expenses applicable to the Offer.  Additional information regarding the Offer will be provided via a separate news release issued today.

Subsequent Share Repurchase

The additional $250 million share repurchase may be purchased through a variety of methods, which may include open market purchases, privately negotiated transactions, block trades, accelerated stock repurchase transactions, or any combination of such methods. The share repurchase authorization supersedes any remaining outstanding share repurchase authorization as of the commencement of the Offer.  The number of shares purchased and the timing of the purchases will depend on a number of factors, including share price, trading volume and general market conditions, as well as on working capital requirements, general business conditions, financial conditions, any applicable contractual limitations and other factors, including alternative investment opportunities.  The share repurchases will be made in a manner that is designed to comply with U.S. securities laws and rules.

Helen of Troy’s Board of Directors has approved the Offer.  However, none of the Company, its Board of Directors, J.P. Morgan Securities LLC, the dealer manager for the Offer, Computershare Trust Company, N.A., the depositary for the Offer, or Georgeson Inc., the information agent for the Offer, makes any recommendation to any holder of common stock as to whether to participate in the Offer or, if a person wishes to participate, at what price or prices to tender shares in the Offer.  Before making a decision, shareholders should read the documents relating to the Offer, including the Offer to Purchase dated February 10, 2014, including the documents incorporated therein by reference, and the related Letter of Transmittal, in their entirety.  The Company also urges shareholders to consult their financial and tax advisors in making their own decisions on what action, if any, to take in light of their own particular circumstances.

This press release is for informational purposes only and does not constitute an offer to buy or the solicitation of an offer to sell shares of Helen of Troy Limited.  The tender offer will be made only pursuant to the Offer to Purchase, Letter of Transmittal and related materials that Helen of Troy will shortly be distributing to its shareholders and filing with the Securities and Exchange Commission.  Shareholders and investors should read carefully the Offer to Purchase, Letter of Transmittal and related materials because they contain important information, including the various terms and conditions of the tender offer.  Shareholders and investors may obtain a free copy of the tender offer statement on Schedule TO, the Offer to Purchase, Letter of Transmittal and other documents that Helen of Troy will shortly be filing with the Securities and Exchange Commission at the Commission’s website at www.sec.gov or by calling Georgeson Inc., the Information Agent for the tender offer, toll-free at 1-800-676-0281.  Shareholders are urged to carefully read these materials prior to making any decision with respect to the tender offer.

About Helen of Troy Limited

Helen of Troy Limited is a leading global consumer products company offering creative solutions for its customers through a strong portfolio of well-recognized and widely-trusted brands, including: Housewares: OXO®, Good Grips®, Soft Works®, OXO tot® and OXO Steel®;  Healthcare/Home Environment: Vicks®, Braun®, Honeywell®, PUR®, Febreze®, Stinger®, Duracraft® and SoftHeat®; and Personal  Care: Revlon®, Vidal Sassoon®, Dr. Scholl’s®, Pro Beauty Tools®, Sure®, Pert®, Infusium23®,  Brut®, Ammens®, Hot Tools®, Bed Head®, Karina®, Ogilvie® and Gold ‘N Hot®.  The Honeywell® trademark is used under license from Honeywell International Inc.  The Vicks®, Braun®, Febreze® and Vidal Sassoon® trademarks are used under license from The Procter & Gamble Company.  The Revlon® trademark is used under license from Revlon Consumer Products Corporation.  The Bed Head® trademark is used under license from Unilever PLC. The Dr. Scholl’s® trademark is used under license from MSD Consumer Care, Inc. For in-depth information about Helen of Troy, please visit www.hotus.com.

FORWARD LOOKING STATEMENTS

This press release may contain forward looking statements, which are subject to change. Any or all of the forward looking statements may turn out to be wrong. They can be affected by inaccurate assumptions or by known or unknown risks and uncertainties. Many of these factors will be important in determining the Company’s actual future results. Consequently, no forward looking statement can be guaranteed. Actual future results may vary materially from those expressed or implied in any forward looking statements. The forward looking statements are qualified in their entirety by a number of risks that could cause actual results to differ materially from historical or anticipated results. Generally, the words “anticipates”, “estimates”, “believes”, “expects”, “plans”, “may”, “will”, “should”, “seeks”, “project”, “predict”, “potential”, “continue”, “intends”, and other similar language identify forward looking statements. The Company cautions readers not to place undue reliance on forward looking statements. The Company intends its forward looking statements to speak only as of the time of such statements, and does not undertake to update or revise any forward looking statement, whether as a result of new information, additional or subsequent developments or otherwise. The forward looking statements contained in this press release should be read in conjunction with, and are subject to and qualified by, the risks described in the Company’s Form 10-K for the year ended February 28, 2013 and in our other filings with the SEC. Investors are urged to refer to such risk factors referred to above for a description of these risks. Such risks include, among others, the departure and recruitment of key personnel, the Company’s ability to deliver products to our customers in a timely manner, the Company’s geographic concentration of certain U.S. distribution facilities, which increases our exposure to significant shipping disruptions and added shipping and storage costs, difficulties encountered during the transition to the Company’s new distribution facility could interrupt the Company’s logistical systems and cause shipping disruptions, the Company’s projections of product demand, sales, net income and earnings per share are highly subjective and our future net sales revenue, net income and earnings per share could vary in a material amount from such projections, expectations regarding acquisitions and the integration of acquired businesses, the Company’s relationship with key customers and licensors, the costs of complying with the business demands and requirements of large sophisticated customers, the Company’s dependence on foreign sources of supply and foreign manufacturing, the impact of changing costs of raw materials and energy on cost of goods sold and certain operating expenses, circumstances that may contribute to future impairment of goodwill, intangible or other long lived assets, the risks associated with the use of trademarks licensed from and to third parties, our dependence on the strength of retail economies and vulnerabilities to an economic downturn, the Company’s ability to develop and introduce innovative new products to meet changing consumer preferences, litigation brought by any party in any court in Bermuda, the United States or any country in which the Company operates, regulatory and legislative actions in the countries in which the Company operates, disruptions in U.S., European and other international credit markets, exchange rate risks, trade barriers, exchange controls, expropriations, and other risks associated with foreign operations, the Company’s debt leverage and the constraints it may impose, the costs, complexity and challenges of upgrading and managing our global information systems, the risks associated with information security breaches, the risks associated with tax audits and related disputes with taxing authorities, potential changes in laws, including tax laws, and the Company’s ability to continue to avoid classification as a controlled foreign corporation.

Contacts:

ICR, Inc.
Allison Malkin /Anne Rakunas	Sard Verbinnen & Co
(203) 682-8200 / (310) 954-1113	David Reno/Emily Deissler
(212) 687-8080

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